Certificate No. *001*	**TRUST CAPITAL**	Units Issued: *5.00000*

NOBLE FERGUSON EL TRUST
a Common Law Express Pure Trust Organization

Pursuant to the Contract dated 04·25·2022, creating the above said common law Express Pure Trust Organization and in compliance with all the terms and conditions contained thereof, _TRUST_ holds _500,000_ of NOBLE FERGUSON EL TRUST _Trust Capital Units (corpus interest)_ subject to the following provisions, terms and conditions:

1. The holder shall be entitled to a proportionate share of all distributions declared and made by the Trustee(s) in the ordinary course of business or upon liquidation of the trust Organization.

2. All units are fully paid and non-assessable when issued and no liability for the actions of the trust or Trustees shall inure to the holder.

3. The holder shall have no rights, powers, privileges, or interest in or control over the assets or management of this Trust Organization;

4. The holder can only transfer these units in compliance with the restrictions, terms and conditions set forth in the Declaration of Trust. A transfer must be expressly endorsed as provided below;

5. This certificate becomes null and void, and of no force or effect, at the death of the lawful Holder of record.

6. Distribution cannot be pledged or applied to debts or obligations; Distribution can only be given to the name on this Units of Beneficial Interest Certificate.

Issued on _04-25_, 20_22_ as authorized by the Board of Trustees

BY: _Noble-Ferg-El_
Noble Ferguson El, for the Board of Trustees



DEED OF TRANSFER

For Value Received, _Noble Ferguson El_ hereby sells, conveys, exchanges, assigns and transfers to _NOBLE FERGUSON EL TRUST_ the Trust Capital Units as evidenced by this certificate, in the amount of _500,000_ of the units, and does hereby irrevocably appoint the Board of Trustees to transfer said units on the books of this Trust Organization with full power of substitution, and to issue new certificates to the lawful unit holders hereof.

Dated: _April 25th_ 20_22_

Yoquesha-A. Terry
Yoquesha A. Terry, Witness/Trustee

Noble-Ferg-El
Noble Ferguson El, Exchanger/Transferor